Exhibit 99.1

ASX/Media Release

IMMUTEP GRANTED EUROPEAN PATENT FOR IMP761

SYDNEY, AUSTRALIA – 21 October 2020 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune disease, is pleased to announce the grant of a new patent (number 3344654) entitled “Anti-LAG-3 Antibodies” by the European Patent Office.

The claims of the patent are directed to Immutep’s pre-clinical product candidate, IMP761, and also to the use of IMP761 in the treatment of T-cell mediated inflammatory and autoimmune diseases. The expiry date of the patent is 1 September 2036.

Immutep CEO, Marc Voigt stated: “IMP761 is the first agonist antibody that targets the immune checkpoint LAG-3 and aims to treat the root cause of autoimmune diseases such as, for example, inflammatory bowel disease, rheumatoid arthritis and multiple sclerosis. It is very pleasing to see the grant of this patent in the important European market which will underpin ongoing investment in this promising product candidate.”

Immutep CSO and CMO, Dr. Frederic Triebel also stated: “There continues to be a significant unmet medical need for patients with various autoimmune diseases and so it is highly encouraging to see the recent progress being made with IMP761 towards clinical development, both in terms of cell line development announced in April 2020 and now with securing intellectual property protection.”

About IMP761

IMP761 is a first-in-class immunosuppressive agonist antibody to LAG-3. As a targeted immunosuppressive antibody, IMP761 has the potential to address the root cause of autoimmune diseases by specifically silencing the autoimmune memory T cells accumulating at the disease site which express LAG-3 as an exhaustion marker after being repeatedly stimulated with dominant self-peptides.

In April 2020, Immutep announced that its partner, Batavia Biosciences, had developed a pharmaceutical-grade, stable CHO cell line that produces significantly high product yields of IMP761. The Company will now complete the preparations for the Good Manufacturing Practice (GMP) process compliance development phase, ahead of commencement of clinical testing of the candidate in autoimmune disease.

In addition, in early 2019 Immutep reported encouraging preclinical results from its studies with IMP761. The in vivo studies showed that IMP761 decreases inflammatory T cell infiltration induced by intra-dermal injection of an antigen. These findings were published in the Journal of Immunology in January 2020.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein (LAG-3Ig) based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the board of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889